FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of       December     , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date December 25, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Hitachi, Canon and Matsushita Reach Basic Agreement on LCD Panel Business

Hitachi, Ltd.
Canon Inc.
Matsushita Electric Industrial Co., Ltd.
Hitachi, Canon and Matsushita Reach Basic Agreement on LCD Panel Business
Tokyo, December 25, 2007 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”), Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today reached a basic agreement on a comprehensive alliance aimed at reinforcing and growing the liquid crystal display (“LCD”) panel businesses and technologies. Under this alliance, the three companies will merge their strengths to accelerate the development of cutting-edge display technologies and expand their scope of application. Hitachi possesses sophisticated liquid crystal-related technologies, including the world-acclaimed In-Plane Switching (“IPS”) technology that enables outstanding color reproducibility, wide viewing angles and other superior features. Canon, meanwhile, excels in the camera, printer and medical equipment fields while Matsushita commands global leadership in the flat-panel TV field.
Moreover, it has been basically agreed by the three companies that Canon and Matsushita will, by transfer of shares from Hitachi, each acquire 24.9% of the shares of Hitachi Displays Co., Ltd. (“Hitachi Displays”), a wholly owned subsidiary of Hitachi engaged in small- and medium-sized LCD panel-related businesses, by March 31, 2008, subject to approvals by regulatory authorities. As a result, Hitachi’s stake in Hitachi Displays is to become 50.2%. The three companies will further discuss the details of the agreement.
LCD panels are finding growing applications in a diverse array of fields, from mobile phones, flat-panel TVs and PCs to digital still cameras, game consoles, printers, automotive electronics and more. Global demand for LCD panels is therefore rising. However, intensifying competition has made it imperative for LCD panel manufacturers to ensure a stable supply of high-quality LCD panels at low prices. This will require ongoing upfront investment and development of cutting-edge technologies.

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Hitachi has thus decided to expand its business alliances with Canon and Matsushita in order to advance the development of cutting-edge LCD panel technologies through collaborative creation with the respective companies. This move will spur further advancement in Hitachi’s technologies in the LCD panel business. Hitachi possesses a range of sophisticated liquid crystal-related technologies that includes IPS technology, which has earned accolades worldwide for enabling high picture quality, wide viewing angles and other advanced panel features. By joining forces with Canon and Matsushita, Hitachi seeks to accelerate the development of cutting-edge technologies. Furthermore, as an end-product manufacturer, Hitachi will strengthen its competitiveness in the flat-panel LCD TV sector by using state-of-the-art LCD panels to develop the world’s thinnest flat-panel LCD TV and its ultra-thin flat-panel LCD TVs “Wooo UT series.” In addition, by working to optimally allocate business resources in order to establish a stable, high profit structure as a group, Hitachi will work to advance its basic management policy of “Collaborative Creation and Profits.”
By paving the way for stable procurement of LCD panels through acquisition of an equity interest in Hitachi Displays, Canon seeks to sharpen its product development capabilities by shortening development times and enhancing product features. It also aims to reinforce its digital single-lens reflex camera and various other product businesses employing high-quality, small- to medium-sized LCD panels in the consumer electronics, office equipment, medical and other fields. Furthermore, Canon aims to accelerate ongoing development of organic light-emitting diode (“OLED”) displays by teaming up with Hitachi, which also boasts advanced display technologies. Canon will continue to develop various types of displays in order to realize cross-media imaging — a sophisticated combination of imaging input and output equipment for data, still images and video that allows users to intuitively process images and information in any context in daily life or industry.
Matsushita is expanding and strengthening its mainline PDP operations. It is also deepening its involvement in the businesses of Hitachi Displays, a designer, manufacturer and marketer of IPS liquid crystal panels for large TVs, and of IPS Alpha Technology, Ltd. (“IPS Alpha”), a joint venture held by companies including Matsushita and Canon. These moves are part of a Matsushita-orchestrated initiative in collaboration with the Hitachi Group to ensure a stable supply of liquid crystal displays by pushing ahead with construction of a next-generation plant at IPS Alpha. The aim is to exploit the outstanding performance and cost advantage of the IPS a Panel toward increasing

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the competitive edge of the VIErA Series of flat-panel TVs in step with PDP models. Matsushita is moving aggressively ahead with the enhancement of a vertically integrated business in the flat-panel TV sector, and sees the new IPS Alpha plant as a possible future base for production of OLED displays. The company intends to continue increasing development and production capability in the flat-panel TV business. It believes that by meticulously responding to diversifying customer wants and needs, it can be the primary force driving the flat-panel TV market worldwide.
As the second stage, the three companies are planning ownership changes that would have Canon, a company with extensive know-how in small- and medium-sized displays from the user side, take a majority holding in Hitachi Displays, and Matsushita, a universally acknowledged leader in the TV sector, take a majority holding in IPS Alpha.
About IPS Technology
Unveiled by Hitachi in 1995, IPS (In-Plane Switching) technology is a TFT liquid crystal technology that has been used in commercial applications since 1996. With IPS, liquid crystal molecules rotate in a plane parallel to the TFT substrate when an electric field is applied horizontally. This results in superior performance in terms of viewing angles and better response speeds for color purity and half tones. Further details on IPS technology can be found at the website below.
http://www.hitachi-displays.com/en/
About Hitachi, Ltd.
Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.
About Canon Inc.
Canon Inc. (NYSE: CAJ), headquartered in Tokyo, Japan, is a leader in the fields of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes copying machines, inkjet and laser beam printers, cameras, video equipment, medical equipment and semiconductor-manufacturing

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equipment. With over 118,000 employees worldwide, Canon has manufacturing and marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania; and a global R&D network with companies based in the United States, Europe, Asia and Australia. Canon’s consolidated net sales for fiscal 2006 (ended December 31, 2006) totalled $34.9 billion (at an exchange rate of ¥119 = US$1). Visit the Canon Inc. website at: www.canon.com
About Panasonic
Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.
Global Contacts
Hitachi, Ltd.

U.S.:	Dash Hisanaga	Europe:	Masanao Sato
	Hitachi America, Ltd.		Hitachi Europe Ltd.
	+1-650-244-7902		+44-1628-585379
	tadashi.hisanaga@hal.hitachi.com		masanao.sato@hitachi-eu.com

China:	Nobuya Abematsu	Singapore:	Keisuke Sugano
	Hitachi (China) Ltd.		Hitachi Asia Ltd.
	+86-10-6539-9139		+65-6231-2225
	nabematsu@hitachi.cn		ksugano@has.hitachi.com.sg

Canon Inc.
Richard Berger
PR Division
Tel: +81-3-5482-8055
Fax: +81-3-5482-5130
E-mail: richard.berger@canon.co.jp

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Matsushita Electric Industrial Co., Ltd.

U.S.:	Jim Reilly
Panasonic Corporation of North America
Tel: +1-201-392-6067

Europe:	Munetsugu Takeda
Panasonic Europe Ltd.
Tel: +49-611-235-305

Singapore:	Katsumi Takahashi
Panasonic Asia Pacific Pte Ltd.
Tel: +65-6390-3430

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